Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive
Suite 1601
Chicago, IL 60606-1615
Telephone 312-964-3500
Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

June 29, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221046)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on May 23, 2018 regarding post-effective amendment no. 1 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) of the Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”). The Amendment was filed on April 6, 2018 to register eight new series of the Trust (each, a “Fund,” and collectively, the “Funds”):

•	Invesco Emerging Markets Debt Defensive ETF (formerly, Invesco Emerging Markets Debt Quality ETF)
•	Invesco Emerging Markets Debt Value ETF
•	Invesco High Yield Defensive ETF (formerly, Invesco High Yield Bond Quality ETF)
•	Invesco High Yield Value ETF (formerly, Invesco High Yield Bond Value ETF)
•	Invesco Investment Grade Defensive ETF (formerly, Invesco Investment Grade Quality ETF)
•	Invesco Investment Grade Value ETF
•	Invesco Multi-Factor Core Fixed Income ETF (formerly, Invesco Multi-Factor Core Bond ETF)
•	Invesco Multi-Factor Core Plus Fixed Income ETF (formerly, Invesco Multi-Factor Core Plus Bond ETF)

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Also, we confirm that, where applicable, comments to one Fund will be made to the disclosure of the other Funds.

1. Comment:	[All Funds] Please provide information on the methodology of the Funds’ underlying indexes.

Response:	Information on the methodology of the underlying indexes has been provided to the staff under separate cover.

2. Comment:	[All Funds] Please provide in your correspondence letter a completed fee table and expense example for each Fund.

Response:	The completed fee table and expense example for each Fund are included in Appendix A to this letter.

3. Comment:

[All Funds] In the “Principal Investment Strategies” section of a Fund’s summary prospectus, please describe the types of instruments that are not included in the Underlying Index in which the Fund will invest the remaining 20% of its assets.

Response:

A condition of the exemptive relief granted to the Trust is that each Fund must invest a minimum of 80% of its total assets in the component securities and/or instruments that comprise such Fund’s underlying index. However, that 80% requirement is a minimum; in practice, the Funds’ adviser, Invesco Capital Management LLC (the “Adviser”), anticipates investing a greater amount of a Fund’s assets in the components of its index.[1] As a result, those additional types of instruments do not represent a principal investment strategy of any Fund, and therefore we respectfully decline to include disclosure about such instruments in a Fund’s summary prospectus. We note, however, that disclosure about such investments is contained in the statutory portion of the prospectus under the heading “Non-Principal Investment Strategies.”

4. Comment:

[Invesco Emerging Markets Debt Defensive ETF] We note that the disclosure includes risks of non-investment grade securities. Please reconcile this disclosure with the disclosure in the “Principal Investment Strategies” section that states that the underlying index will hold high quality securities.

[1]

Each Fund will invest in the components of its underlying index to the extent necessary to achieve its investment objective of tracking the investment results (before fees and expenses) of such underlying index. The statutory prospectus further discloses that “the Adviser seeks correlation over time of 0.95 or better between a Fund’s performance and the performance of its Underlying Index.”

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

Response:

The Fund will hold securities that have been given a relatively higher “quality score” when compared to other securities in the described investment universe. To clarify this concept, the relevant disclosure in the “Principal Investment Strategies” section of the Fund’s summary prospectus is revised as follows:

Strictly in accordance with its guidelines and mandated procedures, Invesco Indexing LLC (the “Index Provider”) compiles and maintains the Underlying Index, which is designed to provide exposure to ~~higher quality,~~ emerging markets debt securities having the highest “quality scores” (within the eligible universe of emerging market debt securities) as determined by the Index Provider using its methodology described below. ~~Higher quality bonds are characterized as those with higher credit ratings and shorter maturities.~~

5. Comment:	[Invesco Emerging Markets Debt Defensive ETF] Please disclose how the underlying index identifies emerging markets.

Response:	The “Principal Investment Strategies” section is revised to list those countries considered to be emerging markets as follows:

As of June 15, 2018, the following countries were classified as emerging markets by the Index Provider: Brazil, Chile, China, Colombia, Czech Republic, Greece, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, the United Arab Emirates and Vietnam.

6. Comment:

[Invesco Emerging Markets Debt Defensive ETF] In the “Principal Investment Strategies” section, the disclosure states that “higher quality bonds are characterized as those with higher credit ratings and shorter maturities.”

(i) Please consider revising the disclosure to state that higher quality bonds are the same as investment grade bonds.

(ii) Please quantify what is meant by the term “shorter maturities.”

Response:

(i) The disclosure cited by the staff has been removed from the prospectus and replaced with new disclosure explaining that the quality of component bonds are relative to others in the investment universe, based on the Index Provider’s “quality score” methodology (in other words, a bond with relatively higher quality is not necessarily an investment grade bond, but rather has higher quality characteristics as compared to other eligible bonds).

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

(ii) The relevant disclosure in the “Principal Investment Strategies” section of the Fund’s summary prospectus is revised as follows:

The Index Provider assigns a quality score (“Quality Score”) to each eligible bond, which is calculated based on such bond’s maturity and credit rating. ~~Bonds with fewer years to maturity receive a higher maturity factor score.~~ With respect to maturity, each bond is scored based on the number years remaining to maturity, with bonds having fewer years to maturity receiving higher scores.

7. Comment:	[Invesco Emerging Markets Debt Defensive ETF] In the “Principal Investment Strategies” section, please explain in plain English what is meant by the term “emerging markets agencies or sovereigns.”

Response:	The relevant sentence is revised as follows:

In selecting components for inclusion in the Underlying Index, the Index Provider begins with an investment universe of all U.S. dollar-denominated bonds issued by ~~emerging markets agencies or sovereigns~~ sovereign governments, and agencies thereof, of countries that the Index Provider considers to be “emerging market countries” (as of June 15, 2018, the following countries were classified as emerging markets by the Index Provider: Brazil, Chile, China, Colombia, Czech Republic, Greece, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, the United Arab Emirates and Vietnam).

8. Comment:

[Invesco Emerging Markets Debt Defensive ETF] In the second paragraph of the “Principal Investment Strategies” section, please explain in plain English what is meant by the term “face value to remain.”

Response:	The relevant language is revised as follows:

…have ~~a face value to remain of~~ at least $500 million outstanding…

9. Comment:	[Invesco Emerging Markets Debt Defensive ETF] Please disclose how many bonds typically will be included in the underlying index.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

Response:	The disclosure is revised to state that the underlying index will typically include between 100 and 300 securities.

10. Comment:

[All Funds] State in the “Principal Investment Strategies” section how often the index provider will rebalance an underlying index. Also disclose how often the Adviser plans to rebalance a Fund’s holdings.

Response:	The disclosure is revised to note that each index rebalances monthly. The disclosure in the statutory section of the Funds’ prospectus also is revised to disclose the rebalance information.

11. Comment:

[All Funds] Please confirm supplementally how many securities a Fund will hold in its portfolio, and of that number, how many are components of such Fund’s underlying index? Please generally describe the Fund’s sampling methodology.

Response:

Each underlying index rebalances as often as monthly, and each Fund intends to use a sampling methodology to track its respective index. Therefore the number of securities (including component securities) that a Fund will hold will frequently vary.

With respect to disclosures relating to the relationship between Underlying Index components and Fund holdings, the prospectus includes disclosure about each Fund’s objective of seeking to track the returns of its respective index, as well as the sampling methodology that each Fund generally will employ in pursuing that objective. Specifically, the prospectus discloses that the Adviser uses a quantitative analysis to select securities from a universe of eligible securities to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to an underlying index in terms of key risk factors, performance attributes and other characteristics. Moreover, it explains that such characteristics include duration, maturity, credit quality, yield and coupon. It also notes that when employing a sampling methodology, the Adviser bases the quantity of holdings in a Fund on a number of factors, including asset size of the Fund, and generally expects the Fund to hold less than the total number of securities in its underlying index.

Additionally, we note that the disclosure states that the Adviser will invest each Fund in as many securities as the Adviser believes necessary to achieve the Fund’s investment objective, including seeking correlation over time of 0.95 or better between a Fund’s performance and the performance of its index.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

12. Comment:

[All Funds] State whether each index currently is concentrated in an industry or group of industries, and identify any such industry or group of industries. Please disclose if the corresponding Fund is also concentrated in such industries, if applicable, and include related disclosure about the risks of being concentrated in such industries.

Response:

As it is rebalanced and reweighted in accordance with its stated methodology, each underlying index (and consequently the respective Fund that tracks it) may be concentrated from time to time in a given industry or group of industries. Consequently, the risk disclosure for each Fund describes “Industry Concentration Risk,” which discloses the risks associated with being overly concentrated in an industry or group of industries. In addition, the Adviser anticipates that as of the expected effective date of the prospectus, the following Funds will be concentrated in the financial sector: Invesco High Yield Defensive ETF, Invesco Investment Grade Defensive ETF, Invesco Investment Grade Value ETF and Invesco Multi-Factor Core Plus Fixed Income ETF. As such, the following disclosure is added to the discussion of the relevant Funds’ Concentration Policy, appearing in the “Principal Investment Strategies” section:

The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in any one industry or sector only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries. As of the date of this prospectus, a significant portion of the Underlying Index is represented by the financial sector and, accordingly, the Adviser anticipates that the Fund may concentrate its investments in that sector. The Fund’s portfolio holdings, and the extent to which it concentrates in any industry or sector, are likely to change over time.

Additionally, the following risk disclosure is included in the summary prospectuses of those Funds:

The financial sector can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and the impact of more stringent capital requirements. The Fund may be adversely affected by events or developments negatively impacting the financial sector or issuers within the financial sector.

13. Comment:	[Invesco Emerging Markets Debt Defensive ETF] The risk disclosure for “Changing Fixed-Income Market Conditions Risk” includes reference to the

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

Federal Reserve Board. Given that the index is composed of emerging market securities, please explain the relevance of this disclosure.

Response:	As requested by the staff, we have revised the risk to remove references to the Federal Reserve Board. The amended language is as follows:

The current historically low interest rate environment was created in part by ~~the Federal Reserve Board (“FRB”) and certain~~ foreign central banks keeping ~~the federal funds and equivalent foreign~~ rates at, near or below zero. The recent end of various governments’ ~~The “tapering” in 2015 of the FRB’s~~ quantitative easing programs, combined with the increases ~~FRB’s recent raising of the target range for the Federal Funds Rate (and continued possible fluctuations~~ in such ~~equivalent~~ foreign rates, may expose fixed-income markets to heightened volatility and reduced liquidity for certain fixed-income investments, particularly those with longer maturities, although it is difficult to predict the impact of this rate increase and any future rate increases on various markets.

14. Comment:

[Invesco Emerging Markets Debt Defensive ETF and Invesco Emerging Markets Debt Value ETF] Each Fund includes a “Non-Investment Grade Securities Risk,” but the disclosure of those Funds’ principal investment strategies suggest each Fund will invest in investment grade securities. Please explain why this risk is considered principal.

Response:

Please see the responses to comment nos. 4 and 6, above, which explain in part that the disclosure is intended to inform investors that the Fund will invest in bonds that score higher with respect to quality characteristics than other bonds in the eligible universe (non-investment grade bonds). As such, although the overall credit rating of the beginning universe of securities may be fully or partially below investment grade, which the Adviser believes makes the Non-Investment Grade Securities Risk appropriate, the investment strategy is to identify bonds that nonetheless score higher than the other eligible bonds in credit rating and maturity (deemed “quality” characteristics).

15. Comment:

[All Funds] Please confirm whether the underlying securities held by a Fund trade outside a collateralized settlement system. If so, provide risk disclosure to the extent that if a Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants (“APs”) that can post collateral on an agency basis (i.e. on behalf of other market participants) is limited. Also disclose that to the extent that APs exit the business or are unable to proceed with creation and/or redemption orders with respect to a Fund and no other AP is able to step forward to create or redeem Creation Units, the trading market for such Fund’s shares may be diminished.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

Response:

We note that each Fund’s summary prospectus already includes some of the requested disclosure under the section “Principal Risks of Investing in the Fund—Authorized Participant Concentration Risk.” However, in response to the staff’s request, we have revised the disclosure to include additional language cited by the staff. The amended risk disclosure reads as follows:

Only ~~an~~ authorized participants (“APs”) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as APs, and such APs ~~on an agency basis (i.e., on behalf of other market participants). Such market makers~~ have no obligation to submit creation or redemption orders. ~~; c~~ Consequently, there is no assurance that those APs ~~market makers~~ will establish or maintain an active trading market for the Shares. This risk may be heightened to the extent that securities underlying the Fund are traded outside a collateralized settlement system. In that case, APs may be required to post collateral on certain trades on an agency basis (i.e., on behalf of other market participants), which only a limited number of APs may be able to do. In addition, to the extent that APs exit the business or are unable to proceed with processing creation and/or redemption orders with respect to the Fund and no other AP is able to step forward to create or redeem Creation Units (as defined below), this may result in a significantly diminished trading market for Shares, which may be more likely to trade at a premium or discount to net asset value (“NAV”) and ~~possibly~~ to face trading halts and/or delisting. This risk may be heightened for the Fund because it invests in non-U.S. securities, which may have lower trading volumes.

16. Comment:	[All Funds] State the specific month and year that each portfolio manager began managing the Fund, rather than stating “since inception.”

Response:	We have revised the disclosure in accordance with the staff’s request.

17. Comment:

[Invesco Emerging Markets Debt Value ETF] The disclosure states that “the Underlying Index is designed to incorporate a quality component, which measures credit rating and maturity, to attempt to mitigate the risk of default.” Please explain the quality component and disclose the requirements the index provider places on the component securities.

Response:	The disclosure cited by the staff is revised as follows:

In addition, the Underlying Index ~~is designed to incorporate a quality component~~ seeks to incorporate securities with the highest “quality scores” (within the eligible universe of emerging market debt

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

securities) as determined by the Index Provider using its methodology described below ~~which measures credit rating and maturity, to attempt to mitigate the risk of default~~.

We also note that the summary prospectus already discloses information on how the index provider calculates a “quality adjusted value score” for each eligible bond, including disclosure about the factors and characteristics used in developing that score.

18. Comment:

[Invesco High Yield Defensive ETF] The use of “quality” in the name of a bond fund denotes that the underlying securities are investment grade. Please provide an analysis of the appropriateness of the Fund’s name, which suggests that high yield securities are investment grade. We also note the disclosure uses the term “higher quality” to describe the Fund’s investments. Please reconcile, since that term suggests that the securities are investment grade.

Response:

In response to the staff’s comment, the word “quality” has been removed from the Fund’s name, which has been changed from the Invesco High Yield Bond Quality ETF to the Invesco High Yield Defensive ETF. The disclosure is revised to explain that the Fund seeks to invest in securities that have been given a relatively higher “quality score” when compared to other securities in the described investment universe, and further to clarify that the Fund’s investments are primarily composed of below investment grade bonds. That revised disclosure reads as follows:

Strictly in accordance with its guidelines and mandated procedures, Invesco Indexing LLC (the “Index Provider”) compiles and maintains the Underlying Index, which is designed to provide exposure to ~~higher quality,~~ U.S. high yield bonds (commonly known as “junk bonds”) having the highest “quality scores” (within the eligible universe of U.S. high yield bonds) as determined by the Index Provider using its methodology described below. ~~Higher quality, high yield bonds are characterized as those with relatively higher credit ratings and shorter maturities among bonds with ratings that generally are considered below investment grade.~~

19. Comment:	[Invesco High Yield Defensive ETF] In the “Principal Investment Strategies” section, please disclose that high yield bonds are also known as junk bonds and may be speculative in nature.

Response:

Please see the response to comment no. 18. We note that revised disclosure includes a parenthetical reference to high yield bonds being known as junk bonds, in response to the staff’s request. We also note that the risk disclosure in

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

the Fund’s summary prospectus, under the section “Non-Investment Grade Securities Risk,” states that such securities may be considered speculative.

20. Comment:

[Invesco Investment Grade Value ETF] In the “Principal Investment Strategies” section, the disclosure uses the phrase “higher value.” Please disclose the characteristics that the index provider considers in determining if a bond is “higher value.”

Response:

We note that the existing disclosure already contains information responsive to the staff’s request. The first paragraph of the “Principal Investment Strategies” section states that the Underlying Index “is designed to provide exposure to higher value, U.S. investment grade bonds.” It then states that higher value bonds “are characterized as those with higher yields that may provide greater returns in certain markets.”

The disclosure also provides additional detail about the index provider’s methodology for assigning a “value score” to each potential component security; that detail includes an explanation on the characteristics that the index provider considers. Specifically, as set forth in the prospectus, the index provider evaluates each security’s option adjusted spread within its sector and credit rating category and uses a mathematical formula as part of its methodology to derive and assign a value score to each security in order to determine which securities have “higher value.” Given that the information sought by the staff is already contained in the summary prospectus, we respectfully decline to amend the disclosure.

21. Comment:

[Invesco Multi-Factor Core Fixed Income ETF] In the “Principal Investment Strategies” section, please explain the index methodology in more detail (i.e., please clarify those indexes that use equal weighting and those that use market-cap weighting). Also please clarify whether the percentage allocations disclosed are static or whether they may change over time.

Response:

The disclosure has been modified in response to the staff’s request. The description of each underlying index includes references to how it is weighted. Additionally, we note that the percentage allocations to each of those indexes are designed to be static; as such, the disclosure is revised to refer to those weightings as “fixed, target weightings.”

22. Comment:	[Invesco Multi-Factor Core Fixed Income ETF] In the “Principal Investment Strategies” section, please disclose the number of components typically included in the underlying index.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

Response:	The disclosure is revised to state that the index will typically include between 400 and 1,000 securities.

23. Comment:

[Invesco Multi-Factor Core Fixed Income ETF] In the subsection describing the Invesco U.S. Fixed Rate 30-Year MBS Index, the disclosure refers to the “amount outstanding of all production years.” Please define the term “production year.”

Response:	The language is revised to explain that a production year for a mortgage-backed security is the year that the mortgage was originated.

24. Comment:

[Invesco Multi-Factor Core Fixed Income ETF] In the subsection describing the Invesco U.S. Fixed Rate 30-Year MBS Index (the “MBS Index”), the disclosure refers to monthly rebalances, but also specifically describes a June rebalance. Please explain the significance of that rebalance (i.e., does it mean the index is reconstituted annually?).

Response:

The MBS Index is rebalanced and reweighted monthly. Reference to the June rebalance was included to explain that the index includes pools with production (origination) years in the past 3 calendar years, and that beginning in June, the current calendar year is included as one of those three years. To avoid potentially confusing disclosure for shareholders, we have amended the disclosure and have clarified that rebalances occur monthly.

25. Comment:

In the subsection describing the Invesco Investment Grade Value Index (the “IG Value Index”), please clarify how the index differs from others with “Investment Grade” in the title. Please describe the circumstances that give rise to a characterization of whether a security would be included in a “value” index versus a “quality” index.

Response:

We note that the Investment Grade Quality Index has been renamed the “Invesco Investment Grade Defensive Index” (the “IG Defensive Index”). The IG Defensive Index and the IG Value Index share some common methodologies; in particular, they have similar screening criteria in narrowing the investable universe of U.S. investment grade bonds. However, as is already set forth in the disclosure, the IG Defensive Index evaluates component securities based on a “quality score” metric, which considers each eligible bond’s maturity and credit rating. By comparison, the IG Value Index considers eligible bonds by measuring their “value score,” based on their option adjusted spread. The IG Value Index also considers the quality of a bond by using the same “quality score” measurement; however, the weighted average of each component security only places 10% of the weight on a bond’s quality score, with the remaining 90% weighted toward the bond’s value score. We note this disclosure already is

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

contained in each Fund’s summary section and in the statutory portion of the prospectus and clearly describes the differences between “quality” and “value” in the indexes’ methodologies. As a result, we believe that the disclosure is responsive to the staff’s comment.

26. Comment:

[Invesco Multi-Factor Core Fixed Income ETF and Invesco Multi-Factor Core Plus Fixed Income ETF] We note the risk disclosure includes “Industry Concentration Risk.” Please confirm supplementally the applicability of this risk, given that the index is a composite of other indexes.

Response:

We note that although each index is a composite of other indexes, each Fund will invest in the component securities contained in those underlying indexes. As a result, the methodology and composition of an underlying index may result in such an index being concentrated in a particular industry or group of industries. The Trust believes that including industry concentration risk in a Fund’s summary prospectus is applicable.

27. Comment:

[All Funds] Please review the risk disclosure included in the statutory section pursuant to Item 9 of Form N-1A to ensure it does not simply repeat the disclosure included in each Fund’s summary pursuant to Item 4 of Form N-1A.

Response:	We have reviewed the risk disclosure in the statutory section of the prospectus and we believe that such disclosure complies with the requirements of Item 9 of Form N-1A.

28. Comment:

[Invesco High Yield Defensive ETF and Invesco High Yield Value ETF] The disclosure for Non-Investment Grade Securities Risk in the statutory portion of the prospectus includes reference to “junk bonds.” Please include this language in the summary section of each applicable Fund, as requested in comment no. 19.

Response:

Such language has been added to the summary prospectus for each of Invesco High Yield Defensive ETF and Invesco High Yield Value ETF. Please also see the response to comment no. 18, above, which includes the requested disclosure.

29. Comment:

[All Funds] Each Fund’s 80% policy adopted pursuant to Rule 35d-1 is non-fundamental. Supplementally confirm that each Fund will continue to operate as an index ETF or that it will revise its name to reflect its new investment objective or strategy if it no longer operates that way.

Response:	We confirm that if a Fund changes its name, it will continue to operate as an index ETF or, alternatively, that it will revise its name to reflect its new investment objective or strategy.

*        *        *

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

June 29, 2018

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, Senior Counsel at Invesco, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.
Adam Henkel, Esq.
Alan Goldberg, Esq.
Eric Purple, Esq.

APPENDIX A

Invesco Emerging Markets Debt Defensive ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

Invesco Emerging Markets Debt Value ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

Invesco High Yield Defensive ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.23%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.23%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$24	$74

Invesco High Yield Value ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.23%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.23%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$24	$74

Invesco Investment Grade Defensive ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.13%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.13%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$13	$42

Invesco Investment Grade Value ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.13%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.13%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$13	$42

Invesco Multi-Factor Core Fixed Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.12%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.12%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$12	$39

Invesco Multi-Factor Core Plus Fixed Income ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.16%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.16%

(1)  “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$16	$52

A-4